SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SIX-HUNDRED AND SEVENTY SEVENTH MEETING OF THE BOARD
OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

NIRE 53300000859/CNPJ nº 00001180/0001-26

I hereby certify for all due purposes that the Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras) held a meeting at the Company’s Headquarters in the City of Brasilia, Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, 8th Floor, TV LUME Conference Room, Brasilia-DF, in videoconference with the Company’s office located at Av. Presidente Vargas nº 409 – 13th floor, Rio de Janeiro – RJ. The meeting was chaired by Chairman MÁRCIO PEREIRA ZIMMERMANN, and attended by Board members JOSÉ DA COSTA CARVALHO NETO,  JOSÉ ANTONIO CORRÊA COIMBRA, MAURÍCIO MUNIZ BARRETTO DE CARVALHO, LINDEMBERG DE LIMA BEZERRA, THADEU FIGUEIREDO ROCHA, WAGNER BITTENCOURT DE OLIVEIRA, JOÃO ANTONIO LIAN and MARCELO GASPARINO DA SILVA. Decision:  DEL-116/2013.  Approval and award of tendering – Regular and special independent audit services for companies of the ELETROBRAS System – Bid DAC Nº 01/2013. RES-936, of December 19th, 2013. 1.  To approve the tendering regarding Bid  DAC Nº 01/2013, subject-matter of which is to hire regular and especial independent audit services, including the Auditing of Individual and Consolidated Financial Statements for local purposes (CPC/CVM) and IASB/SEC, of fiscal years 2014, 2015 and 2016, and Quarterly Information Reviews (1Q2014, 2Q2014, 3Q2014, 1Q2015, 2Q2015, 3Q2015, 1Q2016, 2Q2016 and 3Q2016). It also includes the review of tax and inspection procedures, the study of financial statements and complementary information required by Regulating Agency (ANEEL), CVM and Financial Institutions (e.g. BIRD/BID), the issuing of special reports and documents ensuing from services rendered, as well as the assessment of internal controls as per IBRACON norms and the North-American Sarbanes-Oxley Act (SOX) with the issuance of the required reports for companies of the ELETROBRAS System, and the award of the subject-matter of the bidding to KPMG Auditores Independentes, which offered the winning bid. 2.  To determine that the Hiring Department (DAC) takes the required procedures towards hiring the aforementioned services, whereas the global total value of the contract is R$28,833,600.00 (twenty eight million, eight hundred and thirty three thousand and six hundred reais) for a 36-month (thirty-six) period. 3.  To delegate power to the Interim Administrative Director to enter the contract on behalf of Eletrobras. 4.  To determine that the Administration Board (DA) through its Hiring Department (DAC) takes the required procedures to comply with this Resolution. It was recorded that Board Members MARCELO GASPARINO DA SILVA and JOÃO ANTONIO LIAN abstained from voting; Council Members THADEU FIGUEIREDO ROCHA and LINDEMBERG DE LIMA BEZERRA voted in favor of the approval; however, they stated that they only learned about the subject-matter at the same times as the Committee, and that the subject at hand was not previously assessed by the Audit and Risk Committee of which they are members. In the absence of any further business, the Chairman of the Board closed the meeting, ordering the drafting of the Minutes of this Resolution that will be read, approved and signed by me, MARIA SILVIA SAMPAIO SANT’ANNA, Interim Secretary-General. Other resolutions made at this meeting have been omitted from this document as they pertain to purely internal matters of the Company, legitimate caution supported by the Administration’s obligation towards confidentiality as set forth under the main section of Article 155 of Law 6.404 (Brazilian Corporate Law), and as such is outside of the scope of rule provided for under paragraph 1 of Article 142 of the aforementioned Law.

Brasília, 19 December 2013.

MARIA SILVIA SAMPAIO SANT’ANNA
Interim Secretary-General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.